UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NRG Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629377508

(CUSIP Number)

Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International
Partners IV-C, L.P., H&F Executive Fund IV, L.P., H&F TGN AIV, L.P. and H&F Investors IV, LLC

c/o H&F Investors IV, LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1.	Names of Reporting Persons Hellman & Friedman Capital Partners IV, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,415,953

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,415,953

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,415,953

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%*

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons H&F International Partners IV-A, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 524,231

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 524,231

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,231

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%*

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons H&F International Partners IV-C, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,358

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,358

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons H&F Executive Fund IV, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 169,176

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 169,176

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,176

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%*

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons H&F TGN AIV, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,322,024

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,322,024

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%*

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons H&F Investors IV, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,433,742

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,433,742

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,433,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%*

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (“Issuer Common Stock”), of NRG Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 211 Carnegie Center, Princeton, NJ 08540.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”), H&F International Partners IV-C, L.P. (“HFIP IV-C”), H&F Executive Fund IV, L.P. (“HFEF IV”, and together with HFCP IV, HFIP IV-A and HFIP IV-C, the “H&F Partnerships”) and H&F Investors IV, LLC (“H&F Investors”, and together with the H&F Partnerships, the “Reporting Persons”).

Each of the H&F Partnerships is a California limited partnership whose principal business is investing in securities.  H&F Investors is a California limited liability company whose principal business is serving as the sole general partner of each of the H&F Partnerships.  The principal office of each of the Reporting Persons is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

The managing members of H&F Investors consist of the following individuals: Matthew R. Barger, John L. Bunce, Jr., Mitchell R. Cohen, Philip U. Hammarskjold, Patrick J. Healy, F. Warren Hellman, Georgia Lee, Brian M. Powers, Thomas F. Steyer, Allen R. Thorpe and David R. Tunnell.  Each of the managing members of H&F Investors is a United States citizen.  The present principal occupation of Mr. Steyer is Senior Managing Member of each of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. and his present principal office is One Maritime Plaza, Suite 1325, San Francisco, California 94111.  The present principal occupation of each of the other managing members of H&F Investors is Managing Director of Hellman & Friedman and each of their principal offices is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, on September 30, 2005, the H&F Partnerships entered into an Acquisition Agreement (the “Acquisition Agreement”) with the Issuer, Texas Genco LLC, a Delaware limited liability company (“Texas Genco”) and the other direct and indirect owners of Texas Genco party thereto (together with the H&F Partnerships, the “Sellers”).  Pursuant to the Acquisition Agreement, on February 2, 2006, the H&F Partnerships sold all their ownership interests in Texas Genco (the “Units”) to the Issuer for consideration consisting of cash and shares of Issuer Common Stock.  The transactions contemplated by the Acquisition Agreement did not require the expenditure of any funds by the Reporting Persons to acquire Issuer Common Stock.

Item 4.	Purpose of Transaction

The Acquisition.  On February 2, 2006, pursuant to the Acquisition Agreement, the Issuer acquired all of the outstanding Units (the “Acquisition”), and Texas Genco became a wholly owned subsidiary of the Issuer.  In addition to cash consideration paid to the Sellers and Texas Genco optionholders in connection with the Acquisition, the Issuer issued shares of Issuer Common Stock, including a total of 8,433,742 shares of Issuer Common Stock issued to the H&F Partnerships.

Investor Rights Agreement.  Pursuant to the Acquisition Agreement, on February 2, 2006, the Issuer entered into an Investor Rights Agreement with the Sellers, including the H&F Partnerships, and former Texas Genco optionholders who received Issuer Common Stock in the Acquisition (together with the Sellers, the “Stockholders”).  The Investor Rights Agreement prohibits the Stockholders from selling any of the Issuer Common Stock received in the Acquisition for a period of 180 days after consummation of the Acquisition (the “Lock-up Period”), other than with the Issuer’s consent and in connection with certain permitted transfers to affiliates.  The agreement also prohibits the Stockholders from entering into any transaction designed to reduce any Stockholder’s risk relative to such Stockholder’s position as a holder of Issuer Common Stock during the Lock-up Period.  Pursuant to the Investor Rights Agreement, the Issuer has agreed to file a shelf registration statement covering resales of Issuer Common Stock issued to the Stockholders in the Acquisition, subject to certain limitations (the “Resale Shelf”) and to cause the Resale Shelf to become effective no later than the expiration of the Lock-up Period.  The Investor Rights Agreement also prohibits the Stockholders from acquiring additional voting securities of the Issuer without the Issuer’s consent, or otherwise attempting to acquire control of the Issuer for a period of two years after the consummation of the Acquisition.

The foregoing summaries of the Acquisition Agreement and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2 and Exhibit 3, respectively.

The Reporting Persons intend to seek to dispose of their shares of Issuer Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions, the existence (and possible waiver of) the Lock-up Period and other investment considerations.

In addition to the foregoing, each Reporting Person, subject to the limitations imposed by the Investor Rights Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock or its associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock and securities exercisable for or convertible into Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Issuer Common Stock over which any of the H&F Partnerships has voting or dispositive power.  Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 8,433,742 shares of Common Stock, representing approximately 6.2% of the Issuer Common Stock outstanding as of February 2, 2006 (based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006).

The investment decisions of H&F Investors are made by the investment committee of H&F Investors.  The managing members of H&F Investors and the investment committee have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Issuer Common Stock that may be deemed to be beneficially owned by H&F Investors.  As a result, each of the managing members of H&F Investors and each of the members of the investment committee may be deemed to beneficially own the shares of Common Stock that H&F Investors may be deemed to beneficially own.  Each of the managing members of H&F Investors and each of the members of the investment committee, disclaims beneficial ownership of the shares of Common Stock that H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 hereof is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.  Joint Filing Agreement, dated February 10, 2006, among Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-C, L.P., H&F Executive Fund IV, L.P., H&F TGN AIV, L.P. and H&F Investors IV, LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.  Acquisition Agreement, dated as of September 30, 2005, among Texas Genco LLC, NRG Energy, Inc. and the direct and indirect owners of Texas Genco LLC party thereto (incorporated by reference to Exhibit 2.1 to NRG Energy, Inc.’s Form 8-K filed October 3, 2005).

3.  Investor Rights Agreement, dated as of February 2, 2006, by and among NRG Energy, Inc. and certain stockholders of NRG Energy, Inc. set forth on Annex A thereto (incorporated by reference to Exhibit 10.01 to NRG Energy, Inc.’s Form 8-K filed February 7, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

	By:	H&F Investors IV, LLC, its General Partner

	By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F INTERNATIONAL PARTNERS IV-A, L.P.

	By:	H&F Investors IV, LLC, its General Partner

	By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F INTERNATIONAL PARTNERS IV-C, L.P.

	By:	H&F Investors IV, LLC, its General Partner

	By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F EXECUTIVE FUND IV, L.P.

	By:	H&F Investors IV, LLC, its General Partner

	By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F TGN AIV, L.P.

	By:	H&F Investors IV, LLC, its General Partner

	By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F INVESTORS IV, LLC

	By:	/s/ Georgia Lee
Georgia Lee, Managing Director

Dated: February 10, 2006

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.

Joint Filing Agreement, dated February 10, 2006, among Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-C, L.P., H&F Executive Fund IV, L.P., H&F TGN AIV, L.P. and H&F Investors IV, LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.

Acquisition Agreement, dated as of September 30, 2005, among Texas Genco LLC, NRG Energy, Inc. and the direct and indirect owners of Texas Genco LLC party thereto (incorporated by reference to Exhibit 2.1 to NRG Energy, Inc.’s Form 8-K filed October 3, 2005).

3.

Investor Rights Agreement, dated as of February 2, 2006, by and among NRG Energy, Inc. and certain stockholders of NRG Energy, Inc. set forth on Annex A thereto (incorporated by reference to Exhibit 10.01 to NRG Energy, Inc.’s Form 8-K filed February 7, 2006).